UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ABIOMED, INC.

(Name of Subject Company)

ATHOS MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Nicholas Antoun

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

George Schoen

Sanjay Murti

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 15, 2022, by Athos Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Johnson & Johnson. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ABIOMED, Inc., a Delaware corporation (“ABIOMED”), at a price of $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones (the Cash Amount plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 15, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 1. Summary Term Sheet.

Each reference to the phone number “(877) 717-3893” in (a) the Offer to Purchase, including in Section 1 under the heading “Summary Term Sheet”, (b) any Exhibits to the Schedule TO, including the Letter of Transmittal and the Notice of Guaranteed Delivery, and (c) the Schedule TO, to the extent the Schedule TO incorporates by reference the information contained in the Offer to Purchase or any other Exhibits to the Schedule TO, is hereby replaced with “(877) 717-3898”.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By amending and restating the third paragraph under the heading “United States Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration or termination of a 30-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which begins when Johnson & Johnson, on behalf of Purchaser, has filed a Premerger Notification Report Form (the “HSR Notification”) with the FTC and the DOJ. If the 30-calendar day waiting period expires on a federal holiday or weekend, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. ABIOMED and Johnson & Johnson each filed an HSR Notification with the FTC and the DOJ in connection with the purchase of Shares in the Offer and the Merger on November 7, 2022~~, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern Time, on December 7, 2022, unless earlier terminated by the FTC and the DOJ, or later, if Johnson & Johnson, with the consent of ABIOMED, elects to withdraw and re-submit its HSR Notification, or the FTC or the DOJ issues a request for additional information and documentary material (a “Second Request”) prior to that time. If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe an additional 30-day waiting period, which would begin to run only after Johnson & Johnson has substantially complied with the Second Request, unless the waiting period is terminated earlier. After that time, consummation of the Merger may be delayed by court order (through an injunction preventing the closing) or with the mutual written consent of Johnson & Johnson and ABIOMED. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated~~. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on December 7, 2022, and there is no voluntary agreement between Johnson & Johnson and ABIOMED, on the one hand, and the FTC or the DOJ, on the other hand, pursuant to which the parties have agreed not to consummate the Offer or the Merger.”

2.	By amending the paragraph under the heading “German Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“The Act Against Restraint of Competition requires Johnson & Johnson to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO notified Johnson & Johnson within one month of submission of the complete notification that the conditions for a prohibition of the concentration are not satisfied or a one-month waiting period from submission of the complete notification has expired without the FCO initiating an in-depth investigation. Johnson & Johnson filed a notification with the FCO on November 18, 2022. In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO approves the transaction or the FCO has not prohibited the concentration by a decision within a waiting period of five months from submission of a complete notification to the FCO (subject to extension).”

3.	By amending the paragraph under the heading “Austrian Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows :

“Johnson & Johnson is required to file a notification with the Federal Competition Authority (“FCA”) under the Austrian Cartel Act, which provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the right to apply for an in-depth investigation of the transaction is waived or the four-week waiting period (possibly extended to six-week) from submission of a complete notification to the FCA has expired without a request for an in-depth investigation. Johnson & Johnson filed a notification with the FCA on November 18, 2022. In the event an in-depth investigation is requested, the acquisition of Shares pursuant to the Offer may not be consummated unless the Austrian Cartel Court or the Austrian Supreme Cartel Court, as the case may be, has dismissed the request, declared that the concentration will not be prohibited, or discontinued the investigation proceedings.”

4.	By amending the paragraph under the heading “Japanese Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“The Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) requires Johnson & Johnson to file a notification with the Japan Fair Trade Commission (“JFTC”), and the Transaction may not be consummated unless (a) the 30 calendar day waiting period from the date of acceptance of the notification has elapsed without a written notice from the JFTC that notifies Johnson & Johnson of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90 calendar days from the date of the JFTC’s complete acceptance of the additionally requested information) or (b) the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that the JFTC shortens the 30 calendar day waiting period applicable to the notification. Johnson & Johnson filed a notification with the JFTC on November 28, 2022, together with a request to accelerate the formal review period.”

5.	By replacing the paragraph under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“On November 16, 2022, Ryan O’Dell, an alleged stockholder of ABIOMED, filed a lawsuit against ABIOMED and the ABIOMED Board in the United States District Court for the Southern District of New York, captioned O’Dell v. ABIOMED, Inc. et al., Case No. 1:22-cv-09757 (the “O’Dell Complaint”). The O’Dell Complaint alleges that ABIOMED and the ABIOMED Board violated federal securities laws by filing a materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9. The O’Dell Complaint seeks, among other things, (1) injunctive relief enjoining ABIOMED, the ABIOMED Board and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed Transactions with Johnson & Johnson unless and until the alleged omitted material information has been disclosed; (2) rescission of the Merger Agreement or any of its terms to the extent implemented or rescissory damages; (3) damages; (4) an award of plaintiff’s costs and disbursements, including reasonable attorneys’ and expert fees and expenses; and (5) other equitable relief.

On November 17, 2022, Catherine Coffman, an alleged stockholder of ABIOMED, filed a lawsuit against ABIOMED and the ABIOMED Board in the United States District Court for the Southern District of New York, captioned Coffman v. ABIOMED, Inc. et al., Case No. 1:22-cv-09807 (the “Coffman Complaint”). The Coffman Complaint alleges that ABIOMED and the ABIOMED Board violated federal securities laws by filing a materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9. The Coffman Complaint seeks, among other things, (1) injunctive relief enjoining ABIOMED, the ABIOMED Board and all persons acting in concert with them from proceeding with, consummating or closing the proposed Transactions with Johnson & Johnson, including the expiration of the Offer, unless and until the alleged omitted material information has been disclosed; (2) rescission of the proposed Transactions with Johnson & Johnson to the extent it is consummated or rescissory damages; (3) a declaration that defendants file a recommendation statement that does not contain any untrue statements of material fact; (4) an award of the costs of the action, including reasonable allowance for attorneys’ and experts’ fees; and (5) other equitable relief.

On November 18, 2022, Matthew Jones, an alleged stockholder of ABIOMED, filed a lawsuit against ABIOMED and the ABIOMED Board in the United States District Court for the District of Delaware, captioned Jones v. ABIOMED, Inc. et al., Case No. 1:22-cv-01507-UNA (the “Jones Complaint” and together with the O’Dell Complaint and the Coffman Complaint, the “Complaints”). The Jones Complaint alleges that ABIOMED and the ABIOMED Board violated federal securities laws by filing a materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9. The Jones Complaint seeks, among other things, (1) injunctive relief enjoining ABIOMED, the ABIOMED Board and all persons acting in concert with them from proceeding with, consummating or closing the proposed Transactions with Johnson & Johnson and any vote on such Transactions unless and until the alleged omitted material information has been disclosed; (2) rescission of the proposed Transactions with Johnson & Johnson to the extent it is consummated or rescissory damages; (3) a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act; (4) an award of the costs of the action, including reasonable allowance for attorneys’ and expert fees; and (5) other equitable relief.

In addition to the Complaints, ABIOMED has received eight demand letters and one draft complaint from purported ABIOMED stockholders raising similar claims in connection with the disclosures associated with the proposed Transactions (collectively, the “Demand Letters”).

The defendants believe the allegations and claims asserted in the Complaints and the Demand Letters are without merit and that the disclosures in the Offer to Purchase, the Schedule TO and the Schedule 14D-9 comply fully with applicable law. We cannot predict the outcome of, or estimate the possible loss or range of loss from, these matters. It is possible that additional, similar complaints or demand letters may be filed against, or received by, ABIOMED, the ABIOMED Board, Johnson & Johnson and/or Purchaser or that the Complaints or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Johnson & Johnson, Purchaser and/or ABIOMED will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

By	/s/ Marc Larkins
	Name:	Marc Larkins
	Title:	Corporate Secretary
	Date:	December 8, 2022

ATHOS MERGER SUB, INC.

By	/s/ Susan Morano
	Name:	Susan Morano
	Title:	President and Chief Executive Officer
	Date:	December 8, 2022